
05067635

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS


SEC MAIL
RECEIVED
SEP 3 0 2005
WASH., D.C.
199
PROCESSING
SECTION

Bear Stearns Asset Backed Securities I LLC	**0001283557**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, September 30, 2005, Series 2005-AC7	**333-125422**

Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED
OCT 0 4 2005
THOMSON
FINANCIAL

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

BEAR STEARNS ASSET BACKED
SECURITIES I LLC



By: ____________________
Name: Baron Silverstein
Title: Vice President

Dated: September 29, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

New Issue Computational Materials

$320,856,000 (Approximately)

Asset-Backed Certificates, Series 2005-AC7

Bear Stearns Asset Backed Securities I Trust 2005-AC7
Issuer

EMC Mortgage Corporation
Seller

Wells Fargo Bank, National Association
Master Servicer

September 21, 2005

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof. This collateral information is preliminary and is subject to completion.

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. You are urged to read the prospectus and the prospectus supplement or private placement memorandum (the "Offering Documents") and the then current version of the Information. Any information herein regarding the collateral or the securities supersedes any prior information regarding the collateral or the securities and is subject to completion. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals employed thereby may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof. This collateral information is preliminary and is subject to completion.

TRANSACTION SUMMARY (a), (b), (c)

Class	Size	Percent Of Pool Balance	Credit Enhancement Percentage	Coupon Type	WAL To Call (yrs.)	Final Scheduled Dist. Date	Expected Ratings (Moody's/S&P)
A-1	$55,000,000	16.63%	21.80%	Floater (d)(e)(f)	3.098	09/25/35	Aaa / AAA
A-2	$25,000,000	7.56%	21.80%	Inverse Floater (d)(e)(g)	3.098	09/25/35	Aaa / AAA
A-3	$75,000,000	22.67%	21.80%	5.50% Fixed (d)(e)	3.098	09/25/35	Aaa / AAA
A-4	$103,670,000	31.34%	21.80%	5.50% Fixed (d)(e)	3.098	09/25/35	Aaa / AAA
M-1	$18,855,000	5.70%	16.10%	Floater (d)(e)(h)	3.098	09/25/35	Aa2 / AA
M-2	$17,201,000	5.20%	10.90%	Floater (d)(e)(i)	3.098	09/25/35	A2 / A
M-3	$6,615,000	2.00%	8.90%	Floater (d)(e)(j)	3.098	09/25/35	A3 / A-
B-1	$6,615,000	2.00%	6.90%	Floater (d)(e)(k)	3.098	09/25/35	Baa1 / BBB+
B-2	$6,946,000	2.10%	4.80%	Floater (d)(e)(l)	3.098	09/25/35	Baa2 / BBB
B-3	$5,954,000	1.80%	3.00%	Floater (d)(e)(m)	3.098	09/25/35	Baa3 / BBB-
B-4	$7,608,000	2.30%	0.70% (n)	Floater (d)(e)(o)	Not	Offered hereby	Ba2 / BB
Total	**$328,464,000**	99.30%					

Notes:

(a) The principal balance of each Class of Certificates is subject to a 10% variance. Class size and credit enhancement levels are subject to change based upon the final mortgage pool and rating agency valuation of subordination, overcollateralization, and excess spread.

(b) Prepayment Pricing Speed Assumption: 8% CPR building to 24% CPR in 12 months, and remaining constant at 24% CPR thereafter.

(c) The Certificates will be priced to a cleanup call that can be exercised on or after the earlier of (i) the Distribution Date on which the aggregate stated principal balance of the mortgage loans has been reduced to less than or equal to 20% of the aggregate stated principal balance of such mortgage loans as of the Cut-off Date and (ii) the Distribution Date occurring in September 2015.

(d) See Optional Redemption Definition.

(e) The Class A-1 Certificates will be subject to a cap equal to 8.00% and a floor equal to 0.30%, and will also be subject to a cap based on the weighted average of the net mortgage rates on the mortgage loans as described below. The Class A-2 Certificates will be subject to a cap equal to 16.94% and a floor equal to 0.00%, and will also be subject to a cap based on the weighted average of the net mortgage rates on the mortgage loans as described below. The Class A-1 Certificates and Class A-2 Certificates will be subject to a cap based on the weighted average of the net mortgage rates on the mortgage loans, calculated based on a certificate principal balance equal to the Certificate Principal Balance of the Class A-1 Certificates and Class A-2 Certificates and a fixed pass-through rate of 5.50% per annum and a rate increase of 0.50% per annum after the 20% Clean-Up Call Date. If the weighted average of the net mortgage rates on the mortgage loans is less than 5.50% per annum (or, after the 20% Clean-Up Call Date, 6.00% per annum), the amount of the net wac shortfall which would occur with respect to such Certificates will be allocated among the Class A-1 Certificates and Class A-2 Certificates in proportion to their current entitlements to interest calculated without regard to this cap. The Class A-3 Certificates and Class A-4 Certificates will be subject to a cap equal to the weighted average of the net mortgage rates on the mortgage loans. The Class M Certificates and Class B Certificates will be subject to a cap equal to the lesser of 9.00% and the weighted average of the net mortgage rates on the mortgage loans. If on any Distribution Date, the pass-through rate for a class of offered Certificates is based on a cap relating to the weighted average of the net mortgage rates of the mortgage loans, the resulting interest shortfall may be recovered by the holders of the related Certificates on the same Distribution Date or future Distribution Dates on a subordinated basis to the extent that on such Distribution Date there are available funds remaining after certain other distributions on the offered Certificates and the payment of certain fees and expenses of the trust.

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof. *This collateral information is preliminary and is subject to completion.*

(f) The pass-through rate for the Class A-1 Certificates will be a floating rate based on One-Month LIBOR + [0.30%] (per annum).
(g) The pass-through rate for the Class A-2 Certificates will be a floating rate equal to 16.94% minus the product of 2.2 and One-Month LIBOR (per annum).
(h) The pass-through rate for the Class M-1 Certificates will be a floating rate based on One Month LIBOR + [0.51%] (per annum).
(i) The pass-through rate for the Class M-2 Certificates will be a floating rate based on One Month LIBOR + [0.70%] (per annum).
(j) The pass-through rate for the Class M-3 Certificates will be a floating rate based on One Month LIBOR + [0.75%] (per annum).
(k) The pass-through rate for the Class B-1 Certificates will be a floating rate based on One Month LIBOR + [1.35%] (per annum).
(l) The pass-through rate for the Class B-2 Certificates will be a floating rate based on One Month LIBOR + [1.50%] (per annum).
(m) The pass-through rate for the Class B-3 Certificates will be a floating rate based on One Month LIBOR + [1.95%] (per annum)
(n) Credit Enhancement for the Class B-4 Certificates will be available from the Overcollateralized Amount, which is expected to be 0.70% initially, with a floor of 0.70% of the original aggregate stated principal balance of the mortgage loans.
(o) The pass-through rate for the Class B-4 Certificates will be a floating rate based on One Month LIBOR + [3.00%] (per annum).

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof. This collateral information is preliminary and is subject to completion.

THE COLLATERAL

- Conventional, one-to-four-family, fixed-rate mortgage loans secured by first liens on residential mortgaged properties.
- The collateral will consist of a pool of mortgage loans with an unpaid principal balance of approximately $330,779,528.
- The mortgage loans were primarily originated by Impac Funding Corporation (approximately 5%), Taylor Bean Whitaker (approximately 15%) and Waterfield Mortgage Company (approximately 32%), with approximately ninety eight other originators totaling approximately 48% (none of which represent greater than 5% of the pool) pursuant to underwriting guidelines as described in the prospectus supplement.
- The collateral information provided herein is preliminary and based upon information as of August 1, 2005.

The Structure

The Senior Certificates, Mezzanine Certificates and Subordinate Certificates will be paid principal on a *pro rata* basis.

Class A-1 Certificates and Class A-2 Certificates
The Class A-1 and Class A-2 Certificates will be floating rate senior securities.

Class A-3 Certificates and Class A-4 Certificates
The Class A-3 and Class A-4 Certificates (and together with the Class A-1 Certificates and Class A-2 Certificates, the "Class A Certificates") will be fixed rate senior securities.

Class M-1 Certificates
The Class M-1 Certificates (and together with the Class M-2 Certificates and Class M-3 Certificates, the "Class M Certificates) will be issued as floating rate mezzanine securities. The Class M-1 Certificates will be subordinate to the Class A Certificates.

Class M-2 Certificates
The Class M-2 Certificates will be issued as floating rate mezzanine securities. The Class M-2 Certificates will be subordinate to the Class A Certificates and the Class M-1 Certificates.

Class M-3 Certificates
The Class M-3 Certificates will be issued as floating rate mezzanine securities. The Class M-3 Certificates will be subordinate to the Class A, the Class M-1 and the Class M-2 Certificates.

Class B-1 Certificates
The Class B-1 Certificates (and together with the Class B-2 Certificates, Class B-3 Certificates and Class B-4 Certificates, the "Class B Certificates") will be issued as floating rate subordinate securities. The Class B-1 Certificates will be subordinate to the Class A Certificates and the Class M Certificates.

Class B-2 Certificates
The Class B-2 Certificates will be issued as floating rate subordinate securities. The Class B-2 Certificates will be subordinate to the Class A, the Class M and the Class B-1 Certificates.

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof. This collateral information is preliminary and is subject to completion.

Class B-3 Certificates
The Class B-3 Certificates will be issued as floating rate subordinate securities. The Class B-3 Certificates will be subordinate to the Class A, the Class M, the Class B-1 and the Class B-2 Certificates.

Class B-4 Certificates
The Class B-4 Certificates will be issued as floating rate subordinate securities. The Class B-4 Certificates will be subordinate to the Class A, the Class M, the Class B-1, the Class B-2 and the Class B-3 Certificates.

Non-offered Certificates
The Class B-4, Class P, Class C and the Class R Certificates.

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof. This collateral information is preliminary and is subject to completion.

Summary of Terms

Depositor:	Bear Stearns Asset Backed Securities I LLC.
Seller:	EMC Mortgage Corporation.
Master Servicer:	Wells Fargo Bank, National Association.
Servicers:	PHH Mortgage Corporation (approximately 1%), EMC Mortgage Corporation (approximately 95%), Greenpoint Mortgage Funding, Inc. (approximately 3%) and Harbourside Mortgage Corporation (approximately 1%).
Originators:	Impac (5%), Taylor Bean (15%) and Waterfield (32%) and approximately 98 other originators.
Sole Manager:	Bear, Stearns & Co. Inc.
Trustee:	U.S. Bank National Association.
Cut-off Date:	September 1, 2005.
Closing Date:	On or about September 30, 2005.
Distribution Date:	25th day of each month (or the next business day), commencing in October 2005.

Optional Redemption:

At its option the holder of the Class C Certificates, or, if there is no single holder, the majority holder of the Class C Certificates, may purchase all of the Certificates on or after the earlier of (a) the 20% Clean-Up Call Date and (b) the Distribution Date occurring in September 2015.

In addition, if the holder of the Class C Certificates does not exercise its option to purchase all of the remaining assets in the trust fund ("Optional Redemption"), at any time, the pass-through rate on the Class A-2, Class A-3, Class A-4, Class M and Class B Certificates will increase by the Rate Increase. The "Rate Increase" is equal to (A) on the first Distribution Date after the 20% Clean-Up Call Date, [0.500%] per annum for each of the Class A-2, Class A-3 and Class A-4 Certificates, [0.255%] per annum for the Class M-1 Certificates, [0.350%] per annum for the Class M-2 Certificates, [0.375%] per annum for the Class M-3 Certificates, [0.675%] per annum for the Class B-1 Certificates, [0.750%] per annum for the Class B-2 Certificates, [0.975%] per annum for the Class B-3 Certificates and [1.500%] for the Class B-4 Certificates; or (B) on the first Distribution Date after the Distribution Date in September 2015, [0.500%] per annum for each of the Class A-2, Class A-3 and Class A-4 Certificates, [0.255%] per annum for the Class M-1 Certificates, [0.350%] per annum for the Class M-2 Certificates, [0.375%] per annum for the Class M-3 Certificates, [0.675%] per annum for the Class B-1 Certificates, [0.750%] per annum for the Class B-2 Certificates, [0.975%] per annum for the Class B-3 Certificates and [1.500%] for the Class B-4 Certificates.

Please note that the [0.500%] per annum Rate Increase on the Class A-2 Certificates will be based off of the total principal balance of the Class A-1 and Class A-2 Certificates.

Additionally, if the Optional Redemption is not exercised by the earlier of (a) the

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof. This collateral information is preliminary and is subject to completion.

first Distribution Date after the 20% Clean-Up Call Date, and (b) the Distribution Date occurring in September 2015, thereafter all net monthly excess cashflow will be paid as principal to the Class A, Class M and Class B Certificates, pro rata, until their Certificate Principal Balances are reduced to zero.

20% Clean-Up Call Date: The first Distribution Date on which the aggregate stated principal balance of the mortgage loans as of the end of the due period is less than or equal to 20% of the Cut-off Date balance.

Available Distribution Amount: For any Distribution Date, an amount equal to the amount received by the Trustee and available in the Certificate Account on that Distribution Date. The Available Distribution Amount will generally be equal to the aggregate amount of scheduled payments on the mortgage loans, insurance proceeds and liquidation proceeds, received during the Due Period with respect to the mortgage loans, in each case net of amounts reimbursable therefrom to the Trustee, the Master Servicer and any Servicer and reduced by Servicing Fees, Master Servicing Fees and LPMI Fees (if applicable).

Net WAC Rate: For each Distribution Date, (a) with respect to the Class A Certificates, a per annum rate equal to the weighted average of the net mortgage rates of the mortgage loans as of the first day of the month preceding the month in which such Distribution Date occurs, (b) with respect to the Class M Certificates and Class B Certificates, a per annum rate equal to the lesser of (i) 9.00% per annum and (ii) the weighted average of the net mortgage rates of the mortgage loans as of the first day of the month preceding the month in which such Distribution Date occurs, in each case, adjusted for the actual number of days elapsed in the Accrual Period.

Pass-Through Rates: The pass-through rate for the Class A Certificates will be a per annum fixed or floating rate, subject to a cap based on the Net WAC Rate described above. The pass-through rates for the Class M Certificates and Class B Certificates will be the least of (i) the related per annum floating rates as described herein, (ii) 9.00% per annum and (iii) the Net WAC Rate.

Net WAC Rate Carryover Amount: With respect to each class of offered Certificates and any Distribution Date, an amount equal to the sum of (i) the excess, if any, of (x) the amount of interest such class would have been entitled to receive on such Distribution Date if the pass-through rate applicable to such class would not have been reduced by the Net WAC Rate cap on such Distribution Date (not to exceed 8.00% per annum in the case of the Class A-1 Certificates, and not to exceed 16.94% per annum in the case of the Class A-2 Certificates and not to exceed 9.00% per annum in the case of the Class M Certificates and Class B Certificates) over (y) the amount of interest paid on such Distribution Date if the Pass-Through Rate is limited by the Net WAC Rate cap plus (ii) the Net WAC Rate Carryover Amount for the previous Distribution Date not previously distributed together with interest thereon at a rate equal to the pass-through rate for such class for the most recently ended Accrual Period.

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof. This collateral information is preliminary and is subject to completion.

Interest Payments:

On each Distribution Date holders of the offered Certificates will be entitled to receive the interest that has accrued on the offered Certificates at the related pass-through rate during the related accrual period, and any interest due on a prior Distribution Date that was not paid less Prepayment Interest Shortfalls to the extent not covered by Compensating Interest and any Relief Act Shortfalls.

The "Accrual Period" for the Class A-1, Class A-2, Class M and Class B Certificates will be the period from and including the 25th day of the calendar month preceding the month in which a Distribution Date occurs (or with respect to the first accrual period for the Class M Certificates and Class B Certificates, the Closing Date) to and including the 24th day of the calendar month in which that Distribution Date occurs. The "Accrual Period" for the Class A-3 Certificates and Class A-4 Certificates will be the calendar month immediately preceding the calendar month in which a Distribution Date occurs. The Trustee will calculate interest on the Class A Certificates based on a 360-day year that consists of twelve 30-day months. The Trustee will calculate interest on the Class M Certificates and Class B Certificates based on a 360-day year and the actual number of days elapsed during the related Accrual Period.

Monthly Interest Distributable Amount:

For any Distribution Date and each class of offered Certificates, the amount of interest accrued during the related Accrual Period at the related pass-through rate on the Certificate Principal Balance of such Class immediately prior to such Distribution Date, in each case, reduced by any Unpaid Interest Shortfall Amounts plus any Monthly Interest Distributable Amount remaining unpaid from any prior Distribution Date with interest thereon at the related pass-through rate.

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof. This collateral information is preliminary and is subject to completion.

Principal Payments: On each Distribution Date the holders of each class of offered Certificates shall be entitled to receive distributions in respect of principal to the extent of the Principal Distribution Amount on a pro rata basis, based on the Certificate Principal Balances thereof, until the Certificate Principal Balances thereof have been reduced to zero.

Stated Principal Balance: With respect to any mortgage loan as of any date of determination, the principal balance thereof as of the Cut-off Date, after application of all scheduled principal payments due on or before the Cut-off Date, whether or not received, reduced by all scheduled payments of principal due after the Cut-off Date, whether or not received, and as further reduced to the extent that any Realized Loss thereon has been incurred during the prior due period.

Certificate Principal Balance: With respect to any offered Certificate, as of any date of determination, the initial Certificate Principal Balance thereof, reduced by the aggregate of (a) all amounts allocable to principal previously distributed with respect to such offered Certificates and (b) in the case of the Class M Certificates and Class B Certificates any reductions in the Certificate Principal Balance resulting from the allocations of Realized Losses in the manner described herein, and increased by any Subsequent Recoveries on the mortgage loans to the extent described in the Prospectus Supplement.

Principal Distribution Amount: With respect to any Distribution Date, the Basic Principal Distribution Amount plus the Extra Principal Distribution Amount.

Basic Principal Distribution Amount: With respect to any Distribution Date the Principal Remittance Amount for such Distribution Date.

Extra Principal Distribution Amount: With respect to any Distribution Date (other than the first Distribution Date) (a) on or prior to the earlier of (1) the 20% Clean-Up Call Date and (2) the Distribution Date in September 2015, the lesser of (x) the Net Monthly Excess Cashflow for such Distribution Date and (y) the Overcollateralization Increase Amount for such Distribution Date; and (b) thereafter, the Net Monthly Excess Cashflow remaining after payment of Unpaid Interest Shortfall Amounts for such Distribution Date.

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof. This collateral information is preliminary and is subject to completion.

Principal Remittance Amount: With respect to any Distribution Date, the sum of:

1. the principal portion of all scheduled monthly payments on the mortgage loans due on the related due date, to the extent received or advanced;
2. the principal portion of all proceeds of the repurchase of a mortgage loan (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the pooling and servicing agreement or the related servicing agreement during the preceding calendar month; and
3. the principal portion of all other unscheduled collections received during the preceding calendar month with respect to the mortgage loans, including full and partial prepayments, liquidation proceeds and insurance proceeds, in each case to the extent applied as recoveries of principal.

Unpaid Interest Shortfall Amount: For each class of offered Certificates and any Distribution Date, such offered Certificates' pro rata share, based on the amount of Monthly Interest Distributable Amount otherwise payable on such class of offered Certificates on such Distribution Date, of (a) any Prepayment Interest Shortfalls, to the extent not covered by Compensating Interest, and (b) any Relief Act Shortfalls, plus interest on the amount of previously allocated Unpaid Interest Shortfall Amounts on such class of offered certificates that remains unreimbursed at the pass-through rate for such class for the related Accrual Period.

Net Monthly Excess Cashflow: For any Distribution Date, the excess of (x) the Available Distribution Amount for such Distribution Date over (y) the sum for such Distribution Date of (A) the Monthly Interest Distributable Amount for the offered Certificates, and (B) the Principal Remittance Amount.

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof. This collateral information is preliminary and is subject to completion.

Priority of Payments:

Distributions on the offered certificates will be made on the 25th day of each month (or next business day). The payments to the offered Certificates, to the extent of available funds, will be made according to the following priority:

Interest Distributions:

1. Payment of the Monthly Interest Distributable Amount to the holders of the Class A Certificates;
2. Payment of the Monthly Interest Distributable Amount to the holders of the Class M-1 Certificates;
3. Payment of the Monthly Interest Distributable Amount to the holders of the Class M-2 Certificates;
4. Payment of the Monthly Interest Distributable Amount to the holders of the Class M-3 Certificates;
5. Payment of the Monthly Interest Distributable Amount to the holders of the Class B-1 Certificates;
6. Payment of the Monthly Interest Distributable Amount to the holders of the Class B-2 Certificates;
7. Payment of the Monthly Interest Distributable Amount to the holders of the Class B-3 Certificates; and
8. Payment of the Monthly Interest Distributable Amount to the holders of the Class B-4 Certificates.

On any Distribution Date, any Prepayment Interest Shortfalls and any Relief Act Shortfalls to the extent not covered by Compensating Interest paid by the related Servicer or the Master Servicer will be allocated, first, in reduction of amounts otherwise distributable to the Class C Certificates, and thereafter, to the Monthly Interest Distributable Amounts with respect to the Certificates, on a pro rata basis, based on the respective amounts of interest accrued on such Certificates for such Distribution Date.

Principal Distributions:

Payment of principal to the Class A, Class M and Class B Certificates will be paid on a pro rata basis, based on the Certificate Principal Balance of each such class.

Net Monthly Excess Cashflow:

1. Payment to the holders of the class or classes of Certificates then entitled to receive distributions in respect of principal, in an amount equal to any Extra Principal Distribution Amount, payable to such holders as part of the Principal Distribution Amount;
2. Payment of Unpaid Interest Shortfall Amounts first to the holders of the Class A Certificates, then to the Class M-1 Certificates, then to the Class M-2 Certificates, then to the Class M-3 Certificates, then to the Class B-1 Certificates, then to the Class B-2 Certificates, then to the Class B-3 Certificates and then to the holders of Class B-4 Certificates, to the extent not previously reimbursed;
3. Payment of any allocated Realized Loss amount to the holders of the Class M-1 Certificates;

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof. This collateral information is preliminary and is subject to completion.

4. Payment of any allocated realized loss amount to the holders of the Class M-2 Certificates;
5. Payment of any allocated realized loss amount to the holders of the Class M-3 Certificates;
6. Payment of any allocated realized loss amount to the holders of the Class B-1 Certificates;
7. Payment of any allocated realized loss amount to the holders of the Class B-2 Certificates;
8. Payment of any allocated realized loss amount to the holders of the Class B-3 Certificates;
9. Payment of any allocated realized loss amount to the holders of the Class B-4 Certificates; and
10. Payments to a reserve account to the extent necessary to pay any Net WAC Rate Carryover Amounts, first to the holders of the Class A Certificates, on a pro rata basis, based on the entitlement of each such class, then to the Class M-1 Certificates, then to the Class M-2 Certificates, then to the Class M-3 Certificates, then to the Class B-1 Certificates, then to the Class B-2 Certificates, then to the Class B-3 Certificates and then to the holders of Class B-4 Certificates, to the extent not previously reimbursed.

Realized Losses: Any loss on a mortgage loan attributable to the mortgagor's failure to make any payment of principal or interest as required under the related mortgage note.

Allocation of Losses: Realized Losses on the mortgage loans will be allocated first to the Net Monthly Excess Cashflow as part of the payment of the Extra Principal Distribution Amount, then to the Overcollateralized Amount until reduced to zero, then to the Class B-4 Certificates, then to the Class B-3 Certificates, then to the Class B-2 Certificates, then to the Class B-1 Certificates, then to the Class M-3 Certificates, then to the Class M-2 Certificates, and then to the Class M-1 Certificates, in each case until the Certificate Principal Balance of such class has been reduced to zero.

Once Realized Losses have been allocated to the Class B Certificates and Class M Certificates such amounts with respect to such certificates will no longer accrue interest; however, such amounts may be paid to the holders of the Class B Certificates and Class M Certificates on future Distribution Dates to the extent of funds available from Net Monthly Excess Cashflow.

Allocated Realized Loss Amount: With respect to the Class B Certificates and Class M Certificates and any Distribution Date, an amount equal to the sum of any Realized Loss allocated to that class of certificates on that Distribution Date and any Allocated Realized Loss Amount for that class remaining unpaid from the previous Distribution Date.

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof. This collateral information is preliminary and is subject to completion.

Overcollateralization Increase Amount: For any Distribution Date, the amount, if any, by which the Overcollateralization Target Amount exceeds the Overcollateralized Amount on such Distribution Date (after giving effect to distributions in respect of the Basic Principal Distribution Amount on such Distribution Date).

Overcollateralized Amount: For any Distribution Date, the amount, if any, by which (i) the aggregate principal balance of the mortgage loans (after giving effect to scheduled payments of principal due during the due period, to the extent received or advanced, and unscheduled collections of principal received during the related prepayment period, and after reduction for Realized Losses incurred during the related prepayment period) exceeds (ii) the aggregate Certificate Principal Balance of the certificates as of such Distribution Date (after giving effect to distributions to be made on such Distribution Date).

Credit Enhancement:

- Subordination: Initially, 21.80% for the Class A Certificates; 16.10% for the Class M-1 Certificates; 10.90% for the Class M-2 Certificates; 8.90% for the Class M-3 Certificates; 6.90% for the Class B-1 Certificates; 4.80% for the Class B-2 Certificates, 3.00% for the Class B-3 Certificates and the Overcollateralized Amount (0.70% initially), for the Class B-4 Certificates.
- Overcollateralization Target Amount: 0.70% of the aggregate Stated Principal Balance of the mortgage loans as of the Cut-off Date.

Net Mortgage Rate: On any mortgage loan, the then applicable mortgage rate thereon minus the sum of (1) the Master Servicing Fee Rate, if applicable, (2) the Servicing Fee Rate, and (3) the Lender-Paid Mortgage Insurance Fee Rate ("LPMI Fee Rate"), if applicable.

Monthly Fees: Servicing Fee Rate of 0.250% per annum, payable monthly, payable monthly and a LPMI Fee Rate of 0.018% per annum (initially), payable monthly.

P&I Advances: Each Servicer will be obligated to make, or cause to be made, cash advances with respect to delinquent payments of principal and interest on the mortgage loans serviced by such Servicer to the extent that such Servicer reasonably believes that such cash advances can be repaid from future payments on the mortgage loans. These cash advances are only intended to maintain a regular flow of scheduled interest and principal payments on the certificates and are not intended to guarantee or insure against losses. The Master Servicer will be obligated to back-stop the advancing obligations of the Servicers.

Compensating Interest: Each servicer is required to pay Compensating Interest up to the amount of the Servicing Fee to cover prepayment interest shortfalls ("Prepayment Interest Shortfalls") due to partial and/or full prepayments on the Mortgage Loans.

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof. This collateral information is preliminary and is subject to completion.

Registration:	The offered certificates will be available in book-entry form through DTC.
Denominations:	The Certificates are issuable in minimum denominations of an original amount of $100,000 and multiples of $1,000 in excess thereof.
Federal Tax Aspects:	The Trust will be established as one or more REMICs for federal income tax purposes.
ERISA Considerations:	The offered Certificates may be purchased by a pension or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974 or Section 4975 of the Internal Revenue Code of 1986, or by an entity investing the assets of an employee benefit plan so long as certain conditions are met.
SMMEA Eligibility:	The Class A Certificates and Class M-1 Certificates will be "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof. This collateral information is preliminary and is subject to completion.

NET MONTHLY EXCESS CASHFLOW SCHEDULE

Distribution Date	Excess Basis Points	Distribution Date	Excess Basis Points	Distribution Date	Excess Basis Points
25-Oct-05	113	25-Feb-08	99	25-Jun-10	105
25-Nov-05	95	25-Mar-08	105	25-Jul-10	109
25-Dec-05	98	25-Apr-08	99	25-Aug-10	106
25-Jan-06	96	25-May-08	102	25-Sep-10	106
25-Feb-06	96	25-Jun-08	99	25-Oct-10	110
25-Mar-06	105	25-Jul-08	103	25-Nov-10	107
25-Apr-06	96	25-Aug-08	100	25-Dec-10	110
25-May-06	99	25-Sep-08	100	25-Jan-11	108
25-Jun-06	96	25-Oct-08	103	25-Feb-11	108
25-Jul-06	99	25-Nov-08	100	25-Mar-11	117
25-Aug-06	96	25-Dec-08	104	25-Apr-11	109
25-Sep-06	96	25-Jan-09	101	25-May-11	112
25-Oct-06	99	25-Feb-09	101	25-Jun-11	110
25-Nov-06	97	25-Mar-09	110	25-Jul-11	113
25-Dec-06	100	25-Apr-09	102	25-Aug-11	111
25-Jan-07	97	25-May-09	105	25-Sep-11	111
25-Feb-07	97	25-Jun-09	102		
25-Mar-07	106	25-Jul-09	105		
25-Apr-07	97	25-Aug-09	103		
25-May-07	100	25-Sep-09	103		
25-Jun-07	98	25-Oct-09	106		
25-July-07	101	25-Nov-09	103		
25-Aug-07	98	25-Dec-09	106		
25-Sep-07	98	25-Jan-10	104		
25-Oct-07	101	25-Feb-10	104		
25-Nov-07	98	25-Mar-10	113		
25-Dec-07	101	25-Apr-10	105		
25-Jan-08	99	25-May-10	108		

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof. This collateral information is preliminary and is subject to completion.

SUBORDINATE CAP SCHEDULE

Note:
The Subordinate Cap is calculated by taking, a) interest funds available to pay monthly interest to the Class A, Class M and Class B Certificates less interest due to the Class A Certificates divided by b) the aggregate principal balance of the Class M and Class B Certificates. The result is expressed as a percentage which takes into consideration the actual number of days elapsed for each accrual period. Below is a table showing the Subordinate Cap for specified distribution dates assuming the prepayment pricing speed assumption of 8% CPR building to 24% CPR in 12 months, and remaining constant at 24% CPR thereafter and no losses. The Subordinate Cap will be the lesser of 9% and the rate expressed in the schedule below.

Distribution Date	Subordinate Cap	Distribution Date	Subordinate Cap	Distribution Date	Subordinate Cap
25-Oct-05	9.487	25-Feb-08	9.673	25-Jun-10	10.046
25-Nov-05	9.490	25-Mar-08	9.682	25-Jul-10	10.065
25-Dec-05	9.494	25-Apr-08	9.692	25-Aug-10	10.084
25-Jan-06	9.497	25-May-08	9.702	25-Sep-10	10.104
25-Feb-06	9.501	25-Jun-08	9.712	25-Oct-10	10.124
25-Mar-06	9.506	25-Jul-08	9.722	25-Nov-10	10.144
25-Apr-06	9.511	25-Aug-08	9.733	25-Dec-10	10.165
25-May-06	9.516	25-Sep-08	9.744	25-Jan-11	10.187
25-Jun-06	9.521	25-Oct-08	9.755	25-Feb-11	10.209
25-Jul-06	9.528	25-Nov-08	9.767	25-Mar-11	10.231
25-Aug-06	9.534	25-Dec-08	9.779	25-Apr-11	10.255
25-Sep-06	9.541	25-Jan-09	9.791	25-May-11	10.278
25-Oct-06	9.547	25-Feb-09	9.803	25-Jun-11	10.303
25-Nov-06	9.554	25-Mar-09	9.816	25-Jul-11	10.328
25-Dec-06	9.560	25-Apr-09	9.828	25-Aug-11	10.354
25-Jan-07	9.567	25-May-09	9.842	25-Sep-11	10.380
25-Feb-07	9.574	25-Jun-09	9.855		
25-Mar-07	9.581	25-Jul-09	9.869		
25-Apr-07	9.589	25-Aug-09	9.883		
25-May-07	9.596	25-Sep-09	9.898		
25-Jun-07	9.604	25-Oct-09	9.913		
25-July-07	9.612	25-Nov-09	9.928		
25-Aug-07	9.620	25-Dec-09	9.944		
25-Sep-07	9.628	25-Jan-10	9.960		
25-Oct-07	9.637	25-Feb-10	9.976		
25-Nov-07	9.645	25-Mar-10	9.993		
25-Dec-07	9.654	25-Apr-10	10.011		
25-Jan-08	9.663	25-May-10	10.028		

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof. This collateral information is preliminary and is subject to completion.

Selected Collateral Characteristics For the Mortgage Loans

As of the Cut-Off Date

Summary	Total	Minimum	Maximum
Aggregate Outstanding Principal Balance	$330,779,529		
Number of Loans	1,094		
Average Scheduled Principal Balance	$302,358	$32,000	$2,000,000
(1) Original Loan-to-Value Ratio	73.05%	18.75%	100.00%
(1) Mortgage Rate	6.5867%	5.2500%	10.3750%
(1) Net Mortgage Rate	6.3058%	4.4980%	10.1130%
(1) Remaining Term to Stated Maturity (months)	358	238	360
(1)(1i) Credit Score	702	552	850

(1) Weighted Average reflected in Total. (1i) Non-Zero Weighted Average Credit Score

	Range	Percent of Cut-Off Date Principal Balance
Product Type	Fixed Rate	100.00%
Lien	First	100.00%
Property Type	Two- to four- family units	9.88%
	Co-Op	0.03%
	Lo-Condo	3.77%
	Hi-Condo	1.69%
	Manufactured Home	0.17%
	PUD	24.21%
	Single-family	59.64%
	Townhouse	0.60%
Geographic Distribution	California	22.39%
	Florida	8.51%
	New York	8.44%
	Virginia	6.94%
	Maryland	6.23%
	Arizona	5.71%
	Georgia	5.59%
Number of States (including DC)	46	
Documentation Type	Full/Alternative	20.39%
	No Documentation	10.48%
	No Income/No Asset	8.71%
	No Ratio	16.17%
	Stated Income	32.79%
	Stated/Stated	11.46%
Loans with Prepayment Penalties		30.03%
Interest Only Loans		38.59%

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof. This collateral information is preliminary and is subject to completion.

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof. This collateral information is preliminary and is subject to completion.

Credit Score Distribution of the Mortgage Loans

Range of Credit Scores	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
N/A	20	3,448,796	1.04	172,440	71.57	28.84	0.00
540 - 559	2	260,449	0.08	130,225	79.52	100.00	0.00
560 - 579	7	1,239,850	0.37	177,121	77.40	29.85	42.31
580 - 599	28	6,911,967	2.09	246,856	69.69	30.03	40.93
600 - 619	73	14,985,777	4.53	205,285	71.22	26.98	33.67
620 - 639	81	23,681,685	7.16	292,366	76.73	25.83	43.38
640 - 659	99	28,975,020	8.76	292,677	75.51	26.73	51.03
660 - 679	138	36,184,700	10.94	262,208	75.41	16.19	39.98
680 - 699	144	43,390,414	13.12	301,322	75.86	18.86	44.28
700 - 719	140	41,781,515	12.63	298,439	74.40	15.44	39.86
720 - 739	106	38,566,610	11.66	363,836	71.95	25.28	38.38
740 - 759	103	34,850,578	10.54	338,355	70.67	18.01	36.65
760 - 779	87	35,394,456	10.70	406,833	69.97	15.70	27.57
780 - 799	44	15,230,619	4.60	346,150	67.24	16.26	34.07
800 - 819	20	5,685,874	1.72	284,294	64.31	19.18	21.41
820 – 839	1	58,500	0.02	58,500	75.00	100.00	0.00
840 - 859	1	132,720	0.04	132,720	80.00	100.00	100.00
Total / Weighted Average:	1,094	330,779,529	100.00	302,358	73.05	20.39	38.60

Debt-to-Income Ratios of the Mortgage Loans

Range of Debt-to-Income Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
0.00% - 0.00%	433	116,978,982	35.36	270,159	704	71.67	0.00	42.01
0.01% - 5.00%	2	123,600	0.04	61,800	705	83.20	0.00	67.96
5.01% - 10.00%	6	1,719,473	0.52	286,579	748	75.92	40.36	57.11
10.01% - 15.00%	8	1,392,540	0.42	174,068	657	70.35	56.44	24.36
15.01% - 20.00%	16	5,825,550	1.76	364,097	703	73.67	33.35	37.81
20.01% - 25.00%	30	8,340,526	2.52	278,018	703	68.57	52.86	29.71
25.01% - 30.00%	60	18,907,602	5.72	315,127	704	72.13	17.69	44.08
30.01% - 35.00%	94	33,150,238	10.02	352,662	705	70.91	23.92	32.38
35.01% - 40.00%	132	50,254,124	15.19	380,713	708	72.30	28.22	35.34
40.01% - 45.00%	149	48,204,522	14.57	323,520	700	75.94	36.34	34.85
45.01% - 50.00%	129	37,436,470	11.32	290,205	694	76.49	32.63	37.85
50.01% - 55.00%	32	7,001,487	2.12	218,796	664	80.08	55.91	60.04
55.01% - 60.00%	3	1,444,414	0.44	481,471	711	75.03	34.88	30.12
Total / Weighted Average	1,094	330,779,529	100.00	302,358	702	73.05	20.39	38.60

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof. This collateral information is preliminary and is subject to completion.

Original Mortgage Loan Principal Balances of the Mortgage Loans

Range of Original Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
$1 - $100,000	166	12,575,572	3.80	75,756	690	78.64	27.15	14.26
$100,000 - $200,000	317	46,173,461	13.96	145,658	689	78.74	29.45	33.47
$200,000 - $300,000	162	40,108,656	12.13	247,584	668	77.75	20.80	38.32
$300,000 - $359,650	57	18,919,873	5.72	331,928	680	75.79	12.02	40.41
$359,651 - $400,000	68	26,207,910	7.92	385,410	698	71.11	19.38	43.71
$400,001 - $500,000	164	74,023,436	22.38	451,362	716	71.40	20.47	41.94
$500,001 - $600,000	77	42,501,760	12.85	551,971	713	74.12	18.02	38.84
$600,001 - $700,000	38	24,398,787	7.38	642,073	727	68.55	17.89	34.24
$700,001 - $800,000	13	9,710,405	2.94	746,954	726	74.51	7.37	38.38
$800,001 - $900,000	7	6,094,500	1.84	870,643	706	71.33	42.46	57.64
$900,001 - $1,000,000	14	13,688,143	4.14	977,725	699	66.74	21.62	36.20
$1,000,001 - $1,100,000	1	1,080,000	0.33	1,080,000	734	63.53	0.00	100.00
$1,200,001 - $1,300,000	3	3,829,679	1.16	1,276,560	736	60.78	33.81	0.00
$1,300,001 - $1,400,000	1	1,375,000	0.42	1,375,000	662	53.92	0.00	0.00
$1,400,001 - $1,500,000	1	1,500,000	0.45	1,500,000	698	68.97	0.00	100.00
$1,500,000+	5	8,592,346	2.60	1,718,469	726	54.14	0.00	61.24
Total / Weighted Average	1,094	330,779,529	100.00	302,358	702	73.05	20.39	38.60

Current Mortgage Loan Principal Balances of the Mortgage Loans

Range of Original Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
$1 - $100,000	167	12,675,520	3.83	75,901	690	78.64	26.94	14.15
$100,000 - $200,000	316	46,073,513	13.93	145,802	689	78.74	29.51	33.54
$200,000 - $300,000	162	40,108,656	12.13	247,584	668	77.75	20.80	38.32
$300,000 - $359,650	57	18,919,873	5.72	331,928	680	75.79	12.02	40.41
$359,651 - $400,000	68	26,207,910	7.92	385,410	698	71.11	19.38	43.71
$400,001 - $500,000	164	74,023,436	22.38	451,362	716	71.40	20.47	41.94
$500,001 - $600,000	77	42,501,760	12.85	551,971	713	74.12	18.02	38.84
$600,001 - $700,000	38	24,398,787	7.38	642,073	727	68.55	17.89	34.24
$700,001 - $800,000	13	9,710,405	2.94	746,954	726	74.51	7.37	38.38
$800,001 - $900,000	7	6,094,500	1.84	870,643	706	71.33	42.46	57.64
$900,001 - $1,000,000	14	13,688,143	4.14	977,725	699	66.74	21.62	36.2
$1,000,001 - $1,100,000	1	1,080,000	0.33	1,080,000	734	63.53	0.00	100
$1,200,001 - $1,300,000	3	3,829,679	1.16	1,276,560	736	60.78	33.81	0.00
$1,300,001 - $1,400,000	1	1,375,000	0.42	1,375,000	662	53.92	0.00	0.00
$1,400,001 - $1,500,000	1	1,500,000	0.45	1,500,000	698	68.97	0.00	100.00
$1,500,000+	5	8,592,346	2.60	1,718,469	726	54.14	0.00	61.24
Total / Weighted Average	1,094	330,779,529	100.00	302,358	702	73.05	20.39	38.6

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof. This collateral information is preliminary and is subject to completion.

Net Mortgage Rates of the Mortgage Loans

Range of Net Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
4.000% - 4.499%	1	336,689	0.10	336,689	638	95.00	0.00	0.00
4.500% - 4.999%	2	675,483	0.20	337,741	718	66.53	66.69	0.00
5.000% - 5.499%	46	19,427,951	5.87	422,347	735	60.96	27.36	28.67
5.500% - 5.999%	284	112,904,731	34.13	397,552	721	68.01	26.88	32.07
6.000% - 6.499%	319	97,805,962	29.57	306,602	691	76.15	20.35	39.31
6.500% - 6.999%	227	56,206,215	16.99	247,604	684	77.41	11.70	56.85
7.000% - 7.499%	124	26,914,916	8.14	217,056	683	78.01	12.46	36.00
7.500% - 7.999%	59	11,918,276	3.60	202,005	692	80.10	5.85	41.91
8.000% - 8.499%	13	1,855,056	0.56	142,697	668	79.23	5.87	36.98
8.500% - 8.999%	7	1,261,104	0.38	180,158	691	82.56	54.39	9.68
9.000% - 9.499%	10	1,242,391	0.38	124,239	793	80.00	0.00	0.00
10.000% - 10.499%	2	230,755	0.07	115,377	648	93.15	0.00	0.00
Total / Weighted Average	1,094	330,779,529	100.00	302,358	702	73.05	20.39	38.60

Mortgage Rates of the Mortgage Loans

Range of Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
5.000% - 5.499%	4	2,172,670	0.66	543,168	751	52.20	39.05	0.00
5.500% - 5.999%	110	47,770,108	14.44	434,274	731	62.44	27.15	21.14
6.000% - 6.499%	289	112,456,099	34.00	389,121	712	70.33	26.08	38.14
6.500% - 6.999%	331	91,179,821	27.57	275,468	688	77.50	18.60	45.73
7.000% - 7.499%	164	38,935,220	11.77	237,410	685	77.65	7.18	45.83
7.500% - 7.999%	120	24,574,289	7.43	204,786	683	79.47	12.76	44.58
8.000% - 8.499%	38	8,020,011	2.42	211,053	685	80.58	8.21	39.11
8.500% - 8.999%	20	3,227,537	0.98	161,377	680	82.59	22.94	22.87
9.000% - 9.499%	5	733,223	0.22	146,645	631	83.59	0.00	9.56
9.500% - 9.999%	11	1,479,796	0.45	134,527	766	82.41	0.00	16.04
10.000% - 10.499%	2	230,755	0.07	115,377	648	93.15	0.00	0.00
Total / Weighted Average	1,094	330,779,529	100.00	302,358	702	73.05	20.39	38.60

Original Combined Loan-to-Value Ratios of the Mortgage Loans

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof. This collateral information is preliminary and is subject to completion.

Range of Original Combined Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Percent Full Documentation	Percent Interest Only
15.01% - 20.00%	1	75,000	0.02	75,000	757	0.00	100.00
20.01% - 25.00%	1	75,000	0.02	75,000	617	0.00	0.00
25.01% - 30.00%	2	534,025	0.16	267,013	757	100.00	0.00
30.01% - 35.00%	6	2,830,199	0.86	471,700	709	8.83	22.97
35.01% - 40.00%	6	3,828,226	1.16	638,038	741	0.00	39.50
40.01% - 45.00%	10	5,187,510	1.57	518,751	714	9.34	11.57
45.01% - 50.00%	10	4,019,453	1.22	401,945	702	3.27	3.64
50.01% - 55.00%	21	8,332,807	2.52	396,800	696	30.77	4.38
55.01% - 60.00%	44	21,064,255	6.37	478,733	740	10.68	30.29
60.01% - 65.00%	87	40,366,880	12.20	463,987	706	12.02	36.22
65.01% - 70.00%	66	23,241,781	7.03	352,148	710	16.03	45.18
70.01% - 75.00%	92	29,994,593	9.07	326,028	683	22.58	35.23
75.01% - 80.00%	652	175,468,172	53.05	269,123	700	23.27	45.63
80.01% - 85.00%	8	1,737,396	0.53	217,175	689	29.74	13.22
85.01% - 90.00%	43	6,443,343	1.95	149,845	665	14.14	5.52
90.01% - 95.00%	31	5,195,052	1.57	167,582	686	25.87	30.63
95.01% - 100.00%	14	2,385,838	0.72	170,417	653	94.97	0.00
Total / Weighted Average	1,094	330,779,529	100.00	302,358	702	20.39	38.60

Geographic Distribution of Mortgaged Properties of the Mortgage Loans

State or Territory	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
California	164	74,067,070	22.39	451,628	713	68.29	21.82	39.23
Florida	108	28,135,388	8.51	260,513	701	74.83	19.28	29.72
New York	64	27,911,289	8.44	436,114	695	74.36	7.61	46.49
Virginia	60	22,945,324	6.94	382,422	697	75.09	29.97	57.50
Maryland	58	20,612,290	6.23	355,384	694	75.68	27.65	55.49
Arizona	66	18,889,313	5.71	286,202	710	73.21	19.56	52.63
Georgia	76	18,503,749	5.59	243,470	699	73.67	24.53	22.98
Texas	83	13,867,569	4.19	167,079	696	78.85	9.82	12.19
New Jersey	41	12,930,899	3.91	315,388	678	73.25	22.11	51.78
Massachusetts	24	8,837,792	2.67	368,241	723	71.56	13.08	12.86
Washington	27	8,277,423	2.50	306,571	714	75.10	16.02	25.58
Pennsylvania	28	8,144,512	2.46	290,875	706	74.31	9.55	16.25
Illinois	26	7,548,954	2.28	290,344	721	62.96	5.31	38.25
Colorado	29	7,479,978	2.26	257,930	715	79.20	25.15	41.31
Other (1)	240	52,627,978	15.90	219,283	692	74.66	25.00	37.06
Total / Weighted Average	1,094	330,779,529	100.00	302,358	702	73.05	20.39	38.60

1) Other includes states and the District of Columbia with fewer than 2% concentrations individually.

Subordinate Financing of the Mortgage Loans

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof. This collateral information is preliminary and is subject to completion.

Range of Junior Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
NO	495	170,136,712	51.44	343,711	699	70.10	19.03	30.54
YES	599	160,642,817	48.56	268,185	706	76.19	21.82	47.13
Total / Weighted Average	1,094	330,779,529	100.00	302,358	702	73.05	20.39	38.60

Mortgage Loan Purpose of the Mortgage Loans

Loan Purpose	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
Equity Refinance	401	131,434,220	39.73	327,766	690	70.08	24.76	35.13
Purchase	602	166,792,893	50.42	277,065	709	76.92	16.85	43.25
Rate/Term Refinance	91	32,552,416	9.84	357,719	717	65.25	20.85	28.76
Total / Weighted Average	1,094	330,779,529	100.00	302,358	702	73.05	20.39	38.60

Mortgage Loan Documentation Type of the Mortgage Loans

Documentation Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
Full/Alternative	254	67,439,722	20.39	265,511	696	75.70	100.00	33.54
No Documentation	143	34,668,557	10.48	242,437	709	71.99	0.00	36.92
No Income/No Asset	128	28,824,037	8.71	225,188	704	70.84	0.00	39.12
No Ratio	162	53,486,387	16.17	330,163	701	71.91	0.00	46.88
Stated Income	291	108,457,837	32.79	372,707	703	72.76	0.00	39.88
Stated/Stated	116	37,902,987	11.46	326,750	706	73.45	0.00	33.36
Total / Weighted Average	1,094	330,779,529	100.00	302,358	702	73.05	20.39	38.60

Occupancy Types of the Mortgage Loans

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof. This collateral information is preliminary and is subject to completion.

Occupancy	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
Investor	160	32,561,832	9.84	203,511	716	74.40	5.72	41.42
Primary Residence	816	277,104,406	83.77	339,589	700	72.71	22.26	37.95
Second/Vacation	118	21,113,291	6.38	178,926	716	75.52	18.49	42.77
Total / Weighted Average	1,094	330,779,529	100.00	302,358	702	73.05	20.39	38.60

Mortgaged Property Types of the Mortgage Loans

Property Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
Two- to four- family units	95	32,680,183	9.88	344,002	704	74.38	2.22	44.21
Co-Op	1	94,130	0.03	94,130	620	90.00	100.00	0.00
Condominium	66	12,475,810	3.77	189,027	720	75.95	28.66	38.70
Hi-Rise Condo	11	5,606,522	1.69	509,684	717	68.65	30.66	8.85
Manufactured Home	2	558,000	0.17	279,000	736	59.94	78.32	0.00
Planned Unit Development	249	80,097,184	24.21	321,675	707	73.81	20.39	44.71
Single-family	661	197,275,362	59.64	298,450	699	72.46	22.45	36.22
Townhouse	9	1,992,337	0.60	221,371	735	77.34	13.47	32.16
Total / Weighted Average	1,094	330,779,529	100.00	302,358	702	73.05	20.39	38.60

Prepayment Penalty Terms of the Mortgage Loans

Prepayment Penalty Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
None	738	231,480,578	69.98	313,659	704	72.09	23.56	36.62
5 Months	1	450,980	0.14	450,980	639	80.00	100.00	100.00
6 Months	18	7,469,141	2.26	414,952	709	66.37	9.42	43.25
7 Months	1	517,500	0.16	517,500	714	79.62	0.00	100.00
8 Months	8	1,762,373	0.53	220,297	734	76.01	13.16	59.85
12 Months	68	24,131,699	7.30	354,878	690	75.65	7.29	48.92
24 Months	14	2,405,169	0.73	171,798	673	85.29	18.02	53.35
36 Months	195	50,448,327	15.25	258,709	698	75.24	17.32	37.47
60 Months	51	12,113,761	3.66	237,525	710	77.94	4.78	46.66
Total / Weighted Average	1,094	330,779,529	100.00	302,358	702	73.05	20.39	38.60

Interest Only Terms of the Mortgage Loans

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof. This collateral information is preliminary and is subject to completion.

Interest Only Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
Not Interest Only	724	203,113,406	61.40	280,543	706	72.10	22.07	0.00
60 Months	34	6,399,244	1.93	188,213	680	81.90	30.16	100.00
120 Months	336	121,266,878	36.66	360,913	698	74.19	17.06	100.00
Total / Weighted Average	1,094	330,779,529	100.00	302,358	702	73.05	20.39	38.60



This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof. This collateral information is preliminary and is subject to completion.

Contact Information

Contacts

MBS Trading

Scott Eichel — Tel: (212) 272-5451
Sr. Managing Director — seichel@bear.com

Doug Lucas — Tel: (212) 272-5451
Sr. Managing Director — dlucas@bear.com

MBS Structuring

Perry Rahbar — Tel: (212) 272-5451
Vice-President — prahbar@bear.com

MBS Banking

Ernie Calabrese — Tel: (212) 272-9529
Managing Director — ecalabrese@bear.com

Robert Durden — Tel: (212) 272-5714
Analyst — rdurden@bear.com

Syndicate

Carol Fuller — Tel: (212) 272-4955
Managing Director — cfuller@bear.com

Angela Ward — Tel: (212) 272-4955
Vice-President — award@bear.com

Rating Agencies

Spencer Van Kirk – S&P — Tel: (212) 438-3135
spencer_van_kirk@standardandpoors.com

Todd Swanson – Moody's — Tel: (415) 274-1714
todd.swanson@moodys.com

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof. This collateral information is preliminary and is subject to completion.